UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934





                          DISCOVERY LABORATORIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   254668 10 6
                                 (CUSIP Number)


                              OrbiMed Advisors LLC
                           767 Third Avenue, 6th Floor
                            New York, New York 10017
                    ----------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                             Paul S. Schreiber, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                  July 30, 1999
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.d-1(g), check the following box [X].

CUSIP No.  254668 10 6

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     OrbiMed Advisors LLC

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(2)  Check the Appropriate Box if a Member of Group (See Instructions)
     [  ]      (a)
     [  ]      (b)

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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions)           AF

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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e)   [  ]

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(6)  Citizenship or Place of Organization         Delaware

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Number of Shares         (7)     Sole Voting Power   0
Beneficially             -------------------------------------------------------
Owned by Each            (8)     Shared Voting Power 3,512,049
Reporting Person         -------------------------------------------------------
With                     (9)     Sole Dispositive Power   0
                         -------------------------------------------------------
                         (10)    Shared Dispositive Power 3,512,049

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,512,049

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

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(13) Percent of Class Represented by Amount in Row (11)
     28.9%
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(14) Type of Reporting Person (See Instructions) CO

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


CUSIP No.  254668 10 6

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Caduceus Capital Trust

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(2)  Check the Appropriate Box if a Member of Group (See Instructions)
     [  ]      (a)
     [  ]      (b)

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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions)           AF

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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e)   [  ]

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(6)  Citizenship or Place of Organization         Bermuda

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Number of Shares         (7)     Sole Voting Power   0
Beneficially             -------------------------------------------------------
Owned by Each            (8)     Shared Voting Power 1,322,314
Reporting Person         -------------------------------------------------------
With                     (9)     Sole Dispositive Power   0
                         -------------------------------------------------------
                         (10)    Shared Dispositive Power 1,322,314

     ---------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,322,314

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

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(13) Percent of Class Represented by Amount in Row (11)
     10.9%
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(14) Type of Reporting Person (See Instructions) CO

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


CUSIP No.  254668 10 6

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Finsbury Worldwide Pharmaceutical Trust PLC

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(2)  Check the Appropriate Box if a Member of Group (See Instructions)
     [  ]      (a)
     [  ]      (b)

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(3)  SEC Use Only

     ---------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)           AF

     ---------------------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e)   [  ]

     ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization         United Kingdom

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Number of Shares         (7)     Sole Voting Power   0
Beneficially             -------------------------------------------------------
Owned by Each            (8)     Shared Voting Power 1,824,446
Reporting Person         -------------------------------------------------------
With                     (9)     Sole Dispositive Power   0
                         -------------------------------------------------------
                         (10)    Shared Dispositive Power 1,824,446

     ---------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,824,446

     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     15.0%
     ---------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions) CO

     ---------------------------------------------------------------------------

Item 1. Security and Issuer.

                  The class of equity securities ("Securities" to which this Statement on Schedule 13D relates is the Common Stock of Discovery Laboratories, Inc. (the "Issuer"), whose principal executive offices are located at 350 South Main Street, Suite 307, Doylestown, PA 18901.

Item 2. Identity and Background.

                  (a) This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware ("OrbiMed"), Caduceus Capital Trust, a trust formed under the laws of Bermuda ("Caduceus Trust"), and Finsbury Worldwide Pharmaceutical Trust PLC, a company formed under the laws of the United Kingdom ("Finsbury")(the "Reporting Persons").

                  (b)-(c) OrbiMed is an unregistered investment adviser and does not hold itself out to the general public as an investment adviser. OrbiMed acts as investment advisor to certain unregistered investment funds, including Caduceus Trust, Finsbury, and Caduceus Capital II, L.P. a limited partnership formed under the laws of Delaware ("Caduceus II"). Caduceus Trust is an unregistered foreign investment fund that has less than 100 U.S. investors and is not making, nor does it propose to make, any public offering of its securities. OrbiMed acts as investment adviser to Caduceus Trust pursuant to an advisory agreement (the "Caduceus Trust Advisory Agreement") and, as such, has full discretionary investment management authority with respect to the assets of Caduceus Trust. Finsbury is an unregistered foreign investment fund that is not making, nor does it propose to make, any public offering of its securities in the United States or to U.S. resident investors and currently has no U.S. resident investors. OrbiMed acts as investment adviser to Finsbury pursuant to an advisory agreement(the "Finsbury Advisory Agreement") and, as such, has full discretionary investment management authority with respect to certain assets of Finsbury. OrbiMed acts as general partner of Caduceus II pursuant to its limited partnership agreement ("Caduceus II Limited Partnership Agreement") and, as such, has full discretionary investment management authority with respect to the assets of Caduceus II. During the preceding 12 months, OrbiMed has acted as the investment adviser to fewer than 15 clients, none of which were investment companies required to be registered under the Investment Company Act of 1940, as amended. OrbiMed has its principal offices at 767 Third Avenue, 6th Floor, New York, NY 10017.

                  Samuel D. Isaly ("Mr. Isaly") is the Managing Member of OrbiMed, and has his business office at OrbiMed Advisors LLC, 767 Third Avenue, 6th Floor, New York, NY 10017. Mr. Isaly's position with OrbiMed is his present principal occupation.

                  (d)-(e) During the last five years, neither the Reporting Persons nor Mr. Isaly has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Isaly is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

                   Pursuant to its authority under the Caduceus Trust Advisory Agreement, between July 27, 1999 and July 30, 1999 OrbiMed caused Caduceus Trust to use $800,000 of its working capital to purchase 661,157 shares of common stock and 661,157 warrants. As a result, as of July 31, 1999, Caduceus Trust beneficially owned 1,322,314 shares, representing approximately 10.9% of the outstanding Securities of the Issuer. Pursuant to its authority under the Finsbury Advisory Agreement, between July 27, 1999 and July 30, 1999 OrbiMed caused Finsbury to use $1,000,000 of its working capital to purchase 826,446 shares of common stock and 826,446 warrants. As a result, as of July 31, 1999, Finsbury beneficially owned 1,652,892 shares, representing approximately 13.6% of the outstanding Securities of the Issuer. Pursuant to its authority under the Caduceus II Limited Partnership Agreement, between July 27, 1999 and July 31, 1999 OrbiMed caused Caduceus II to use $200,000 of its working capital to purchase 165,289 shares of common stock and 165,289 warrants. As a result, as of July 31, 1999, Caduceus II beneficially owned 330,578 shares, representing approximately 2.7% of the outstanding Securities of the Issuer. Therefore, as of July 31, 1999, accounts managed by OrbiMed beneficially owned 3,305,984 Shares of Securities, representing approximately 27.2% of the outstanding Securities of the Issuer.

                  Pursuant to its authority under the Finsbury Advisory Agreement, between December 29, 1999 and January 21, 2000 OrbiMed caused Finsbury to use $541,782 of its working capital to purchase 171,554 shares of common stock, representing approximately 1.4% of the outstanding Securities of the Issuer. As a result, as of January 21, 2000, Finsbury beneficially owned 1,824,446 shares, representing 15.0% of the outstanding Securities of the Issuer. Pursuant to its authority under the Caduceus II Limited Partnership Agreement, between October 12, 1999 and October 14, 1999, OrbiMed caused Caduceus II to use $54,237 of its working capital to purchase 34,711 shares of common stock, representing 0.3% of the outstanding Securities of the Issuer. As a result, as of October 14, 1999, Caduceus II beneficially owned 365,289 shares representing 3.0% of the outstanding Securities of the Issuer. Therefore, as of January 21, 2000, the accounts managed by OrbiMed beneficially owned 3,512,049 shares, representing approximately 28.9% of the outstanding Securities of the Issuer.


Item 4. Purpose of Transaction.

                  As described more fully in Item 3 above, this statement relates to the acquisition of beneficial ownership of 3,512,049 shares of Securities by the Reporting Persons. The Securities acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

                  The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Securities currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

                  Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

                  (a)-(b) OrbiMed may be deemed to be the beneficial owners of 3,512,049 shares of Securities. Based upon information contained in the most recent available filing by the Issuer with the SEC, such Securities constitute approximately 28.9% of the issued and outstanding Securities. As described above in Item 2, OrbiMed has full discretionary investment management authority with respect to 1,322,314 shares of Securities held by Caduceus Trust, 1,824,446 shares of Securities held by Finsbury, and 365,289 shares of Securities held by Caduceus II. As a result, OrbiMed has the power to direct the vote and to direct the disposition of the 3,512,049 shares of Securities.

                  (c) Except for the transactions listed in Schedule A, attached hereto, there have been no transactions with respect to the class of securities reported on by the persons named in paragraph (a) during the past 60 days.

                  (d) No person other than OrbiMed, Caduceus Trust, Finsbury, and Caduceus II is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Pursuant to the Caduceus Trust Advisory Agreement, OrbiMed has full discretionary investment management authority with respect to the assets of Caduceus Trust. Such authority includes the power to vote and otherwise dispose of securities purchased by OrbiMed on behalf of Caduceus Trust.

                  Pursuant to the Finsbury Advisory Agreement, OrbiMed has full discretionary investment management authority with respect to certain of the assets of Finsbury. Such authority includes the power to vote and otherwise dispose of securities purchased by OrbiMed on behalf of Finsbury.

                  Pursuant to the Caduceus II Limited Partnership Agreement, OrbiMed has full discretionary investment management authority with respect to the assets of Caduceus II. Such authority includes the power to vote and otherwise dispose of securities purchased by OrbiMed on behalf of Caduceus II.

                  Other than the advisory agreements and the limited partnership agreement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

                  Not applicable.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 23, 2000



                                         ORBIMED ADVISORS LLC


                                         By: /s/ Samuel D. Isaly
                                                 ----------------------------
                                                 Name:  Samuel D. Isaly
                                                 Title: Managing Member

                                         CADUCEUS CAPITAL TRUST


                                         By: /s/ Deborah O'Donnel
                                                 ----------------------------
                                                 Name:  Deborah O'Donnel
                                                 Title: Secretary

                                         FINSBURY WORLDWIDE
                                         PHARMACEUTICAL TRUST


                                         By: /s/ Samuel D. Isaly
                                                 ----------------------------
                                                 Name:  Samuel D. Isaly
                                                 Title: Director

SCHEDULE A

Transactions in the class of securities (the Shares) for which this Schedule 13D is filed during the past 60 days.




Account                                   Transaction    Trade Date     Dollar   Quantity
-------                                   -----------    ----------     ------   --------
                                                                        Amount
                                                                        ------

Finsbury Worldwide Pharmaceutical Trust      buy         12-29-99        9,346      4,500
Finsbury Worldwide Pharmaceutical Trust      buy         12-30-99        5,534      2,300
Finsbury Worldwide Pharmaceutical Trust      buy         01-06-00       30,288     10,000
Finsbury Worldwide Pharmaceutical Trust      buy         01-07-00       29,966     10,000
Finsbury Worldwide Pharmaceutical Trust      buy         01-07-00       90,000     30,000
Finsbury Worldwide Pharmaceutical Trust      buy         01-11-00      293,693     95,100
Finsbury Worldwide Pharmaceutical Trust      buy         01-21-00       68,518     14,100